

December 29, 2010

Mr. Matthew McCann
Chief Executive Officer
TransAtlantic Petroleum Ltd.
5910 N. Central Expressway, Suite 1755
Dallas, TX 75206

     Re: **TransAtlantic Petroleum Ltd.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 31, 2010
              File No. 0-31643

Dear Mr. McCann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Customers, page 9

1.   We note that sales of crude oil to TPAO and TUPRAS accounted for 98.2% of your total 2009 revenues, and that the loss of any of your major customers could have a material adverse effect on you. Please revise to disclose the material terms of your agreements with these customers. In addition, file your agreements with these customers as material contracts pursuant to Item 601(b)(10) of Regulation S-K, or explain why they do not need to be filed.

Properties, page 22

Turkey

2.   We note the disclosure regarding the Edirne field which indicates that you "expect
        our net production to exceed 5.5 million cubic feet of natural gas per day starting
        in the second quarter of 2010." Explain to us the basis for this assertion.

Summary of Oil and Gas Reserves, page 28

3.   Please provide the disclosure required by Item 1202(a)(6) of Regulation S-K, or
        explain why this disclosure is not required.

Oil and Gas Properties, Wells, Operations, and Acreage, page 32

4.   We note that you control a substantial amount of undeveloped acreage. Please
        explain to us how you concluded that no disclosure of minimum remaining lease
        and concession terms was required under Item 1208(b) of Regulation S-K.

Controls and Procedures, page 49

5.   We note your disclosure regarding your plan for remediating the material
        weaknesses identified in this section with respect to your controls and procedures.
        Based on your subsequent disclosure in your quarterly reports, it is unclear
        whether you have taken steps to implement this plan. In future filings, as you
        disclose changes in your internal control over financial reporting, please discuss
        more fully your progress in implementing the remediation plan. In your response,
        please explain to us, with a view toward disclosure, your implementation
        timetable. Refer to Item 308(c) of Regulation S-K.

Executive Compensation, page 54

6.   We note that you have provided compensation disclosure for only four executive
        officers, including your chief executive officer, your chief financial officer, and .
        "[your] only other two executive officers as of December 31, 2009, Jeffrey S.
        Mecom and Scott C. Larsen." Please tell us how you determined that you have
        included all of the individuals covered by Item 402(a)(3)(iii) of Regulation S-K.
        In your response, please address whether any officer(s) not named in the summary
        compensation table is a vice president in charge of a principal business unit,
        division or function (such as sales, administration or finance) or is an officer or
        person who performs a policy making function. Refer to Item 402(a)(3) (persons
        covered by Item 402) and Exchange Act Rule 3b-7 (definition of "executive
        officer").

Short-Term Incentive Compensation, page 55

7.   We note your disclosure at page 55 that "[c]ash bonuses are based on the officer's performance, the officer's contribution to achieving corporate goals and [your] achievement of goals set by the board of directors." For each officer, please describe the specific contributions that were considered by the compensation committee in its evaluation and determination of the bonus amount awarded to the officer. The same comment applies to your disclosure regarding the grants of restricted stock units to Mr. McCann, Ms. Kouvelis, Mr. Larsen and Mr. Mecom, which were in part to recognize "the executives' contributions to the achievement of [your] goals in 2008." Refer to Item 402(b)(2)(vii) of Regulation S-K.

Employment Agreements, page 58

8.   We note your disclosure that you entered into an "oral arrangement" with Mr. McCann in January 2009 with respect to his compensation. Please file a written description of this agreement, as required by Item 601(b)(10) of Regulation S-K, or tell us why this is not required. For guidance, refer to Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Consolidated Financial Statements, page F-1

Balance Sheet, page F-4

9.   Currently, your balance sheet and the notes to your financial statements include captions for mineral interests proved and mineral interests unproved. Explain how this classification takes into consideration the guidance of ASC paragraphs 932-235-50-13 and 932-360-25-4.

Notes to Consolidated Financial Statements, page F-8

Note 2. Significant Accounting Policies, page F-9

Oil and Gas Properties

10.   Revise your disclosure under this section to clearly differentiate between those costs that are depleted over total proved reserves and those costs that are depleted over total proved developed reserves. See ASC paragraphs 932-360-35-6 and 932-360-35-7.

Note 7. Property and equipment, page F-17

11.   We note the line item Inventory included in Drilling Services and Other
        Equipment. Explain to us the nature of amounts reported under this item. Tell us
        why these amounts have been reported as long terms assets, and why they will be
        subject to depreciation when the equipment has been placed into service.

Note 21. Supplemental oil and natural gas reserves and standard measure information
(unaudited), page F-34

12.   We note that you report your proved reserves, including changes therein, on a
        combined basis without providing information regarding the underlying
        geographic area(s). Explain how this disclosure takes into consideration the
        guidance in ASC paragraph 932-235-50-6.

Form 10-Q for the quarterly period ended September 30, 2010

Consolidated Financial Statements, page 3

Notes to Consolidated Financial Statements, page 7

Note 6. Property and Equipment, page 15

13.   Regarding your oil and gas properties, please provide us with the following
        supplemental information:

        •   The amount of capitalized exploratory well costs that is pending the
            determination of proved reserves as of December 31, 2009 and September 30,
            2010.

        •   The amount of exploratory well costs that, as of September 30, 2010, have
            been capitalized for a period of greater than one year after the completion of
            drilling.

        •   For exploratory well costs that, as of September 30, 2010, continue to be
            capitalized for more than one year after the completion of drilling, a
            description of the projects and the activities that you have undertaken to date
            in order to evaluate the reserves and the projects, and the remaining activities
            required to classify the associated reserves as proved.

        •   For exploratory well costs that, as of September 30, 2010, continue to be
            capitalized for more than one year after the completion of drilling, explain
            how you have applied the guidance in ASC paragraphs 932-360-35-18
            through 932-360-35-20.

Note 12. Segment information, page 26

14.   We note the continuing losses for the nine months ended September 30, 2010 in both your Exploration and Production of Oil and Natural Gas ("E&P") segment and your Drilling segment. We also note your impairment of long-lived assets policy in footnote 2 of your Form 10-K for the fiscal year ended December 31, 2009 which states "ASC 360 requires that the Company's long-lived assets, including drilling services and other equipment, be assessed for potential impairment in their carrying values whenever events or changes in circumstances indicate such impairment may have occurred." Given the continuing losses in each segment, please tell us and disclose if management has assessed the related long-lived assets for impairment, and if so, the results of that assessment. Further, provide the analysis that supports management's conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or Brad Skinner at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or Alexandra M. Ledbetter at (202) 551-3317 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3740.

Sincerely,

/s/ Brad Skinner for
H. Roger Schwall
Assistant Director